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[LETTERHEAD OF MGM GRAND, INC.]
                                                                  EXHIBIT (a)(6)
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MGM Grand Announces $50 Per Share Cash Tender Offer for Up to 6 Million Shares
             To Complete its 12 Million Share Stock Repurchase Program

     LAS VEGAS. June 10/PRNewswire/ -- MGM Grand, Inc. (NYSE: MGG) announced today that its Board of Directors has authorized the Company to purchase up to 6,000,000 shares of MGM Grand common stock at $50 per share, representing approximately 10% of the outstanding shares, exclusive of treasury shares. The tender offer will complete the 12,000,000 share repurchase program which was previously announced in June, 1998. The offer is expected to commence on June 17, 1999 and to expire at 5:00 p.m., New York City time, July 23, 1999, unless extended by the Company. As of June 9, 1999, MGM Grand had 62,217,548 shares outstanding, exclusive of treasury shares. The New York Stock Exchange closing price for MGM Grand stock on June 10, 1999 was $43.125 per share.
     The tender offer will only be made pursuant to the offering materials to be distributed to MGM Grand's stockholders. Under the terms of the tender offer, MGM Grand's stockholders will be given the opportunity to sell up to 6,000,000 shares of MGM Grand, Inc. common stock at $50 per share.
     If more than 6,000,000 shares are tendered, and MGM Grand does not elect to acquire such additional shares, there will be a proration. The tender offer will not be contingent upon any minimum number of shares being tendered.
     The Board of Directors of MGM Grand is not making any recommendation to stockholders as to whether or not they should tender any shares pursuant to the offer.
     MGM Grand has been informed that its principal stockholders, Tracinda Corporation and Kirk Kerkorian do not intend to participate in the tender offer. However, Mr. Kerkorian has requested MGM Grand to register for sale by him up to 3,894,406 shares of MGM Grand stock, which he owns directly and which is approximately the number of shares Tracinda and Mr. Kerkorian could have sold in the tender offer had they elected to participate and assuming full participation. The potential sale of shares by Mr. Kerkorian will be made only pursuant to a prospectus. Any such shares will only be sold after completion of the tender offer in the open market or through privately negotiated transactions as market conditions warrant.
     Assuming the repurchase of 6,000,000 shares by MGM Grand and the public sale by Mr. Kerkorian of 3,894,406 shares, Tracinda and Mr. Kerkorian would collectively own approximately 61% of the outstanding MGM Grand common stock, which is approximately the same percentage they currently own.
     MGM Grand will finance the tender offer through available cash, cash flow from operations and, to the extent necessary, its existing credit facility.

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     J. Terrence Lanni, Chairman and Chief Executive Officer, said:  "We continue to experience strong operating results and maintain one of the strongest balance sheets in the industry. By implementing the final part of our 12,000,000 share repurchase program, we are providing value to those shareholders who wish to dispose of a portion of their holdings. At the same time, we have the financial strength to continue to execute our aggressive growth strategy."
     Alex Yemenidjian, President, said: "Our substantial capital investments in 'The City of Entertainment' in Las Vegas and in our interim casino in Detroit are substantially complete and, consequently, we anticipate generating significant free cash flow from our Nevada and Detroit operations beginning in the fall of this year."
     MGM Grand, Inc. is an entertainment, hotel and gaming company headquartered in Las Vegas, Nevada. MGM Grand, Inc. owns and operates: the MGM Grand Hotel and Casino and New York - New York Hotel and Casino in Las Vegas; Whiskey Pete's, Buffalo Bill's and the Primm Valley Resort in Primm, Nevada at the California/Nevada border; two championship golf courses in California; the MGM Grand Hotel and Casino in Darwin, Australia; and manages casinos in Nelspruit, Witbank and Johannesburg, Republic of South Africa. MGM Grand is developing an interim casino in Detroit, Michigan, which is anticipated to open in the fall of 1999, followed by the permanent hotel and casino resort thereafter. The Company also has announced plans to develop a hotel and casino resort in Atlantic City, New Jersey.

     Statements in this release which are not historical facts are "forward looking" statements and "safe harbor statements" under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the Company's public filings with the Securities and Exchange Commission.

SOURCE  MGM Grand, Inc.
     -0-                                 06/10/99
     /CONTACT: James J. Murren, Chief Financial Officer of MGM Grand, Inc., 702-891-3344/
     /Company News On-Call: http://www.prnewswire.com/comp/000725.html or fax, 800-758-5804, ext. 000725/
     (MGG)

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